Odyssey Semiconductor Technologies, Inc.

9 Brown Road

Ithaca, NY 14850

January 31, 2020

Edward M. Kelly, Senior Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:         Odyssey Semiconductor Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 15, 2020

File No. 333-234741

Dear Mr. Kelly:

This letter is provided in response to your letter dated January 28, 2020 (the “Comment Letter”) regarding the above-referenced submission of Odyssey Semiconductor Technologies, Inc. (the “Company”). The Company’s responses are set forth below to the items noted by the staff in the Comment Letter. Please note that for the convenience of the reader, the words “we,” “us,” “our,” and similar terms used in the response below refer to the Company.

As of the same date of this letter, the Company is also submitting Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) in order to make revisions pursuant to the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note that you reduced the number of shares of common stock being registered for resale by the selling stockholders from 11,315,627 to 5,998,960. Given the apparent nature and size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it still appears that this transaction may be an indirect primary offering by or on behalf of the company. Tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction, why the offering is not an indirect primary offering, and why the selling stockholders should not be identified as underwriters. Your analysis should specifically address the selling stockholders who received their securities at the company's formation when it was a shell company. Please refer to our Compliance and Disclosure Interpretation 612.09 of the Securities Act Rules available on the Commission’s website for guidance.

Response: Each selling stockholder who received their shares of common stock at the Company’s formation agreed to reduce their number of shares being registered in the Registration Statement to 50%, except Mark Tompkins, whose shares received at the formation being registered in the Registration Statement have been reduced from 2,675,000 shares to 500,000 shares, and Montrose Capital Partners Limited, whose shares being registered are 75,000 shares. Accordingly, we have revised the number of shares in the Amendment and reduced it from a total of 5,998,960 to 3,415,626.

Under Compliance and Disclosure Interpretation 612.09 of the Securities Act Rules (“CDI 612.09”), the question of whether a purported secondary offering is actually a primary offering (i.e., whether a selling securityholder is actually an underwriter selling on behalf of the issuer) is a factual one. Under CDI 612.09, consideration should be given to (a) how long the selling stockholders have held the shares, (b) the circumstances under which the selling stockholders received the shares, (c) the selling stockholders’ relationship to the issuer, (d) the amount of shares involved, (e) whether the selling stockholders are in the business of underwriting securities, and (f) whether under all of the circumstances it appears that the selling stockholders are acting as a conduit for the issuer. Based on its analysis of these factors, the Company has concluded that the selling stockholders who received their shares at the Company’s formation are not its underwriters. The following is the Company’s analysis under each of the factors:

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(a) How long the selling stockholders have held the shares.

These selling stockholder purchased the shares from the Company during the period of May 17, 2019 to June 11, 2019, which is approximately six to seven months ago. None of the selling stockholders has sold any of their shares since their respective date of purchase. The selling stockholders have been subject to investment risk with respect to the shares for a period of at least six months. The length of time that these selling stockholders have held the shares demonstrates that they did not purchase the shares with a view to distribute such shares as an underwriter on behalf of the Company.

(b) The circumstances under which the selling stockholders received the shares.

These selling stockholders acquired the shares from the Company at the initial stage of its formation. Each of them signed a stock purchase agreement with the Company (which was filed as Exhibit 10.1 to the Registration Statement filed on November 15, 2019), in which it made various representations and warranties to the Company including that it (a) was acquiring the shares for its own account and not with a view towards, or for resale in connection with, any distribution thereof; and (b) did not have any agreement, understanding or arrangement to subdivide, sell, assign, transfer or otherwise distribute all or any part of the shares to any other person.

These selling stockholders paid $0.001 per share for their shares. At the time of their respective purchase of the shares, the Company was newly formed with no operations or assets, and there was no guarantee that the contemplated share exchange transaction with Odyssey Semiconductor would successfully close. Accordingly, there existed a risk that these selling stockholders may lose their entire investment in the Company. Therefore, the Company believes that these selling stockholders purchased their shares from the Company in an arms’ length transaction in circumstances that do not indicate that the selling stockholders would be the Company’s underwriters.

(c) The selling stockholders’ relationship to the issuer.

As disclosed in the Registration Statement, on June 2, 2019, the Company entered into a share exchange agreement with Odyssey Semiconductor and 100% of the stockholders of Odyssey Semiconductor, pursuant to which Odyssey Semiconductor became a wholly-owned subsidiary of the Company, the original shareholders of Odyssey Semiconductor beneficially owned approximately 61.37% of the Company’s common stock on a fully-diluted basis, and all then directors and officers of the Company resigned and were replaced by the directors and officers of Odyssey Semiconductor. None of the selling stockholders who received their shares at the Company’s formation is an officer or director of the Company, except that Mark Tompkins owns 25.83% of the Company’s common stock (while he is seeking to register 6.34% of the Company’s common stock in the Registration Statement). In addition, when each of these selling stockholder acts in its individual capacity (as in the case where it sells its shares), it may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, the Company. Any sales of shares by the selling stockholders will be for their own account and, as noted in the prospectus and the Registration Statement, the Company will not receive any of the proceeds from the sale of shares by the selling stockholders. Therefore, the selling stockholders are not selling any shares on behalf of the Company as would be the case if the selling stockholders were the Company’s underwriter.

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(d) The amount of shares involved.

These selling stockholders are seeking to register for resale up to an aggregate of 983,333 shares, which constitute approximately 8.81% of the Company’s issued and outstanding shares.

(e) Whether the selling stockholders are in the business of underwriting securities.

Among these selling stockholders, Michael Silverman and Stephen Renaud advised the Company that each of them is an affiliate of a broker-dealer, but each of them purchased these shares at the formation of the Company in the ordinary course of business and at the time of purchase, each of them did not have any agreements or understandings, directly or indirectly, with any person to distribute such shares. Other than Mr. Silverman and Mr. Renaud, none of the other selling stockholders who received their shares at the Company’s formation is a broker-dealer or an affiliate of a broker-dealer. In addition, as noted above at subsection (b), each of these selling stockholder represented and warranted to the Company that it (a) was acquiring the shares for its own account and not with a view towards, or for resale in connection with, any distribution thereof; and (b) at the time of the purchase did not have any agreement, understanding or arrangement to subdivide, sell, assign, transfer or otherwise distribute all or any part of the shares to any other person. Accordingly, these selling stockholders are not in the business of underwriting securities.

(f) Whether under all of the circumstances it appears that the selling stockholders are acting as a conduit for the issuer.

Because these selling stockholders purchased their shares in an arms’ length transaction, have held its shares for over six months, are seeking to register shares for sale for their own account, are not in the business of underwriting securities and will determine the time or amount of any sales, the selling stockholders are not acting as a conduit for the Company in the distribution of securities.

For the reasons set forth above, the Company respectfully submits to the Staff that the selling stockholders are not underwriters selling shares on behalf of the Company, and the proposed resales of shares by the selling stockholders should appropriately be characterized as a secondary offering that is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

Cover Page

2.	We note your response to comment 9. Please revise to include the price at which the securities will be sold in a pre-effective amendment to your registration statement.

Response: Pursuant to your comment, we have revised the Amendment to include a price of $1.50 per share.

Consulting Service, page 5

3.	We note your response to comment 11. Clarify here and elsewhere that you plan on licensing three patents from Cornell University for use of technology in the semiconductor devices that you will make for Akash Systems, Inc. or Akash, provided you come to an agreement with Akash for use of the patented technology in its products.

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Response: Pursuant to your comment, we have revised the relevant disclosures at pages 6 and 25 in the Amendment.

The Offering, page 6

4.	Disclosure in footnote (2) that 11,159,661 shares of common stock are being offered by selling stockholders is inconsistent with disclosure elsewhere. Please reconcile the disclosures.

Response: Pursuant to your comment, the number has been revised in the Amendment.

Share Exchange with Odyssey Semiconductor, Inc., page II-2

5.	Refer to comment 30. State the value of the issued and outstanding securities of Odyssey Semiconductor that the company acquired in the share exchange.

Response: No valuation of the issued and outstanding shares of Odyssey Semiconductor was obtained or required to be obtained by the Company since the share exchange was accounted for as a reverse recapitalization under the provisions of the Financial Accounting Standards Board Accounting Standards Codification Topic 805-40 and, as result, acquisition accounting was not applied and the shares were not recorded at fair value. Accordingly, and pursuant to Rule 701(c) of Regulation S-K, we have identified the aggregate amount of consideration delivered in exchange for 5,666,667 shares of the Company’s common stock to be 5,666,667 shares of common stock of Odyssey Semiconductor (i.e. all of the issued and outstanding securities of Odyssey Semiconductor) received by the Company. While contemporaneous value of those shares, based upon the recent private offering, would be $1.50 per share, we have no valuation to indicate that such consideration would apply to the shares issued in the share exchange.

Thank you for your attention to this matter.

Sincerely,

Odyssey Semiconductor Technologies, Inc.

By: /s/ Richard J. Brown

Name: Richard J. Brown

Title: Chairman and Chief Executive Officer

cc:	Mitchell Lampert, Esq.
Robinson + Cole LLP 1055 Washington Boulevard Stamford, CT 06901

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